Exhibit 99.7
Date 3 April 2009

PARAGON SHIPPING INC.
as Borrower

- and -

THE BANKS AND FINANCIAL INSTITUTIONS
listed in Schedule 1
as Lenders

- and -

HSH NORDBANK AG
as Agent and Security Trustee

- and -

HSH NORDBANK AG
as Swap Bank

_______________________________________

SUPPLEMENTAL AGREEMENT

_______________________________________

relating to a secured loan facility
of (originally) up to US$51,500,000

WATSON, FARLEY & WILLIAMS
Piraeus

INDEX

Clause		Page
1	INTERPRETATION	2

2	AGREEMENT OF THE CREDITOR PARTIES	2

3	CONDITIONS PRECEDENT	3

4	REPRESENTATIONS AND WARRANTIES	3

5	AMENDMENTS TO LOAN AGREEMENT AND OTHER FINANCE DOCUMENTS	3

6	FURTHER ASSURANCES	6

7	FEES AND EXPENSES	6

8	COMMUNICATIONS	7

9	SUPPLEMENTAL	7

10	LAW AND JURISDICTION	7

SCHEDULE 1 LENDERS AND CONTRIBUTIONS		8

SCHEDULE 2		9

PART B FORM OF COMPLIANCE CERTIFICATE		9

EXECUTION PAGES		10

THIS AGREEMENT is made on 3 April 2009

BETWEEN

(1)	PARAGON SHIPPING INC. as Borrower;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 herein, as Lenders;

(3)	HSH NORDBANK AG, acting through its office at Gerhard-Hauptmann-Platz 50, D-20095, Hamburg, Germany as Agent;

(4)	HSH NORDBANK AG, acting through its office at Gerhard-Hauptmann-Platz 50, D-20095, Hamburg, Germany, as Security Trustee; and

(5)	HSH NORDBANK AG, acting through its office at Martensdamm 6, D-24103, Kiel, Germany as Swap Bank.

BACKGROUND

(A)
By a loan agreement dated 31 July 2008 (the “Loan Agreement”) and made between (i) the Borrower, (ii) the Lenders, (iii) the Agent, (iv) the Security Trustee and (iii) the Swap Bank, the Lenders agreed to make available to the Borrower a secured loan facility in an amount of (originally) up to US$51,500,000, of which an amount of US$46,250,000 is outstanding by way of principal on the date hereof.

(B)	The Borrower has requested that the Lenders give their consent:

(i)	to waive the application of the security cover provisions in clause 15.1 of the Loan Agreement during the period commencing 1 January 2009 and ending 4 January 2010 (the “Waiver Period”);

(ii)	to waive the Borrower’s financial covenants set out in clauses 12.4(a) and 12.4(c) of the Loan Agreement during the Waiver Period; and

(iii)	to allow it to renegotiate of the Initial Charterparties.

(C)	The Lenders’ consent to the Borrower’s requests referred to in Recital (B) are subject to the following conditions:

(i)
the Borrower not prepaying, or providing additional security for, any of the other facilities entered into by the Borrower with other banks and financial institutions, unless it also prepays, or provides additional security for the Loan pro rata to the Lenders’ share in the aggregate Financial Indebtedness of the Borrower to all banks and financial institutions;

(ii)
the Borrower not restructuring any of the other facilities entered into by the Borrower with other banks and financial institutions in a way that would disadvantage the Lenders or any of the other Creditor Parties;

(iii)	provision of quarterly reports of any developments in relation to the Ship and the financial position of the Borrower (including, without limitation, details of all existing facilities);

(iv)	the Margin increasing to 2 per cent. per annum during the period commencing on 1 January 2009 and ending on the Margin Review Date;

(v)
restricting the payment of dividends and/or the purchase of shares in the Borrower as part of the Borrower’s share buy-back scheme during the Waiver Period to a maximum of $0.50 per share per annum (or $0.125 per quarter);

(vi)	maintaining in the Debt Service Reserve Account an amount equal to, or greater than the aggregate of $750,000 and Six Months’ Debt Service (as defined in this Agreement); and

(vii)
any renegotiation of the Initial Charterparties to be subject to the daily charterhire being sufficient to cover all cash obligations and expenses (including, without limitation, debt service, operating expenses and commissions).

(D)	This Agreement sets out the terms and conditions on which the Creditor Parties agree, with effect on and from the Effective Date, to amend the Loan Agreement.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Loan Agreement and the other Finance Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Effective Date”  means the date on which the conditions precedent in Clause 3 are satisfied;

“Loan Agreement”  means the loan agreement dated 31 July 2008 referred to in Recital (A); and

“Mortgage Addendum”  means an addendum to the Mortgage executed or to be executed by the Owner in favour of the Security Trustee in such form as the Agent may approve or require.

1.3	Application of construction and interpretation provisions of Loan Agreement. Clauses 1.2 and 1.5 of the Loan Agreement apply, with any necessary modifications, to this Agreement.

2	AGREEMENT OF THE CREDITOR PARTIES

2.1	Agreement of the Lenders. The Lenders agree, subject to and upon the terms and conditions of this Agreement:

(a)	to waive the application of the security cover provisions set out in clause 15.1 of the Loan Agreement during the Waiver Period;

(b)	to waive the Borrower’s financial covenants set out in Clauses 12.4(a) and 12.4(c) of the Loan Agreement during the Waiver Period; and

(c)	to allow the Borrower to renegotiate the Initial Charterparties.

2.2
Agreement of the Creditor Parties.  The Creditor Parties agree, subject to and upon the terms and conditions of this Agreement, to the consequential amendment of the Loan Agreement and the other Finance Documents in connection with the matters referred to in Clause 2.1.

2.3	Effective Date. The agreement of the Lenders and the other Creditor Parties contained in Clauses 2.1 and 2.2 shall have effect on and from the Effective Date.

3	CONDITIONS PRECEDENT

3.1	General. The agreement of the Lenders and the other Creditor Parties contained in Clauses 2.1 and 2.2 is subject to the fulfilment of the conditions precedent in Clause 3.2.

3.2
Conditions precedent.  The conditions referred to in Clause 3.1 are that the Agent shall have received the following documents and evidence in all respects in form and substance satisfactory to the Agent and its lawyers on or before the Effective Date:

(a)
documents of the kind specified in paragraphs 3, 4 and 5 of Schedule 4, Part A to the Loan Agreement in relation to the Borrower and the Owner in connection with their execution of this Agreement and the Mortgage Addendum, updated with appropriate modifications to refer to this Agreement;

(b)	an original of this Agreement duly executed by the parties to it and counter-signed by the Owner and the Approved Manager;

(c)
receipt of an original Mortgage Addendum duly signed by the Owner and evidence satisfactory to the Agent and its lawyers that the same has been registered as a valid addendum to the Mortgage in accordance with the laws of Liberia;

(d)	evidence that the balance standing to the credit of the Debt Service Reserve Account is at least equal to the aggregate of $750,000 and an amount equal to Six Months’ Debt Service;

(e)	favourable opinions from lawyers appointed by the Agent on such matters concerning the laws of Marshall Islands and Liberia and such other relevant jurisdictions as the Agent may require;

(f)	evidence that the fee referred to in Clause 7 of this Agreement has been received in full by the Agent; and

(g)	any other document or evidence as the Agent may request in writing from the Borrower.

4	REPRESENTATIONS AND WARRANTIES

4.1
Repetition of Loan Agreement representations and warranties.  The Borrower represents and warrants to the Creditor Parties that the representations and warranties in clause 10 of the Loan Agreement remain true and not misleading if repeated on the date of this Agreement.

4.2
Repetition of Finance Document representations and warranties.  The Borrower and each of the other Security Parties represents and warrants to the Creditor Parties that the representations and warranties in the Finance Documents (other than the Loan Agreement) to which it is a party remain true and not misleading if repeated on the date of this Agreement.

5	AMENDMENTS TO LOAN AGREEMENT AND OTHER FINANCE DOCUMENTS

5.1	Specific amendments to Loan Agreement. With effect on and from the Effective Date the Loan Agreement shall be amended as follows:

(a)	by adding the following definitions in Clause 1.1 thereof:

““Lenders’ Share”  means, at any relevant time, the Loan expressed as a percentage of the Total Bank Debt”;

““Mortgage Addendum” means an addendum to the Mortgage executed or to be executed by the Owner in favour of the Security Trustee in such form as the Agent may approve or require;”;

““Six Months’ Debt Service”  means, on any date, the amount of principal and interest in respect of the Financial Indebtedness of the Borrower under this Agreement payable during the consecutive 6-month period immediately following such date;”;

““Total Bank Debt”  means the aggregate Financial Indebtedness of the Borrower to all banks and financial institutions (including the Lenders);”;

““Waiver Period” means the period commencing on 1 January 2009 and ending on 4 January 2010;”;

(b)	by deleting the definition of “Margin” in Clause 1.1 thereof in its entirety and substituting the same with:

““Margin” means, subject to Clause 5.15, 2 per cent. per annum, during the period commencing on 1 January 2009 and ending on the Margin Review Date;”

(d)	by adding at the beginning of Clause 11.6(d) thereof the words:

“as soon as possible, but in no event later than 21 days after the end of each quarterly period referred to in Clause 11.6(b), reports detailing any developments in relation to the Ship and the financial position of the Borrower (including, without limitation, details of all Financial Indebtedness incurred by the Borrower) and”;

(e)	by adding a new Clause 11.23 as follows:

“11.23	Pari passu treatment of Creditor Parties. The Borrower shall not:

(a)
prepay, or provide additional security for, any other Financial Indebtedness incurred by the Borrower (or agree to prepay or provide additional security) unless it also prepays, or provides additional security for, the Loan which is equal, or equivalent, to the Lenders’ Share (in the Agent’s sole and absolute discretion); and

(b)	restructure any other Financial Indebtedness incurred by the Borrower in a way that (in the Agent’s sole and absolute discretion) would disadvantage the Creditor Parties.”;

(f)	by adding the following a new paragraph (b) in Clause 12.3:

“(b)	subject to the proviso below, during the Waiver Period declare or pay any dividend;”;

(g)	by re-designating paragraphs (b), (c), (d), (e) and (f) of Clause 12.3 thereof as paragraphs (c), (d), (e), (f) and (g) respectively;

(h)	by adding at the end of the new Clause 12.3(c) thereof the words:

“save that the Borrower shall be entitled, subject to the proviso below, during the Waiver Period to buy back shares in the Borrower”;

(i)	by adding a “hanging” paragraph at the end of Clause 12.3 thereof as follows:

“Provided that during the Waiver Period, the Borrower shall be entitled to either declare or pay dividends pursuant to paragraph (b) above or buy back its shares pursuant to paragraph (c) above subject to the aggregate of (1) all dividend payments and (2) all amounts paid in buying back shares in the Borrower not exceeding in any financial quarter $0.125 multiplied by the number of shares in the Borrower’s share capital in issue at the relevant time;”;

(j)	by adding the words “(other than during the Waiver Period in the case of Clauses 12.4(a) and 12.4(c) below)” after the words “at all times” in the first line of Clause 12.4 thereof;

(k)
by deleting the amount of $500,000 from each of Clauses 11.21(a) and 12.4(b) thereof and substituting the same with “$750,000 (and, until the earlier of (i) the end of the Waiver Period and (ii) such date as the Agent is satisfied that the Borrower is in compliance with all its obligations under this Agreement and the other Finance Documents, an additional amount equal to Six Months Debt Service); and”

(l)	by adding at the end of Clause 12.5 thereof the following:

“The Borrower will deliver to the Agent a Compliance Certificate (i) in the form set out in Part B of Schedule 6 in respect of each financial quarter falling within the Waiver Period (until the financial quarter ending 30 September 2009) and (ii) in the form set out in Part A of Schedule 6 in respect of the financial quarter ending on 31 December 2009 and for each subsequent financial quarter.  For the purposes of the financial quarter ending on 31 December  2009 the Market Value of the Ship and each other Fleet Vessel shall be determined on the basis of valuations dated 4 January 2010 (or such later date as the Agent acting on the instructions of the Majority Lenders, may agree).”;

(m)	by adding the following words after the end of Clause 14.13(c) thereof:

“Provided that the terms of the Initial Charterparties may be renegotiated by the Borrower if the renegotiated net daily charterhire rate is sufficient (in the Agent’s sole and absolute discretion) to cover all the payment obligations of the Borrower and the Owner during the term of the Initial Charterparties (which term shall not be reduced from that agreed when the Initial Charterparties were entered into). The payment obligations of the Borrower and the Owner shall include, without limitation, the Borrower’s obligation to pay principal, and interest in respect of, the Loan pursuant to this Agreement (assuming an interest rate of 6 per cent. per annum plus the applicable Margin and that the Loan will be repaid in accordance with Clause 8.1), the operating expenses of the Ship and all commission payments to be made by the Owner in connection with the Ship.”;

(n)	by adding the words “at any time other than during the Waiver Period” after the words “the Borrower” in the second line of Clause 15.1 thereof; and

(o)
by amending the existing heading in Schedule 6 to the Loan Agreement to read “Part A - Form of Compliance Certificate (to be used except during Waiver Period)” and adding at the end of Schedule 6 (as a new Part B to that Schedule) the form of Compliance Certificate set out in Schedule 3 to this Agreement.

5.2
Amendments to Finance Documents.  With effect on and from the Effective Date each of the Finance Documents other than the Loan Agreement shall be, and shall be deemed by this Agreement to have been, amended as follows:

(a)
the definition of, and references throughout each of the Finance Documents to, the Loan Agreement and any of the other Finance Documents shall be construed as if the same referred to the Loan Agreement and those Finance Documents as amended and supplemented by this Agreement;

(b)
by construing all references in the Loan Agreement and in the Finance Documents to a “Mortgage” as references to that Mortgage as amended and supplemented by the Mortgage Addendum applicable thereto; and

(c)
by construing references throughout each of the Finance Documents to “this Agreement”, “this Deed”, hereunder and other like expressions as if the same referred to such Finance Documents as amended and supplemented by this Agreement.

5.3	Finance Documents to remain in full force and effect. The Finance Documents shall remain in full force and effect as amended and supplemented by:

(a)	the amendments to the Finance Documents contained or referred to in Clauses 5.1 and 5.2; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.

6	FURTHER ASSURANCES

6.1	Borrower’s and each Security Party’s obligation to execute further documents etc. The Borrower and each Security Party shall:

(a)
execute and deliver to the Security Trustee (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Security Trustee may, in any particular case, specify;

(b)	effect any registration or notarisation, give any notice or take any other step,

which the Agent may, by notice to the Borrower, specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.

6.2	Purposes of further assurances. Those purposes are:

(a)
validly and effectively to create any Security Interest or right of any kind which the Security Trustee intended should be created by or pursuant to the Loan Agreement or any other Finance Document, each as amended and supplemented by this Agreement, and

(b)	implementing the terms and provisions of this Agreement.

6.3
Terms of further assurances.  The Security Trustee may specify the terms of any document to be executed by the Borrower or any Security Party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Security Trustee considers appropriate to protect its interests.

6.4	Obligation to comply with notice. The Borrower or any Security Party shall comply with a notice under Clause 6.1 by the date specified in the notice.

7	FEES AND EXPENSES

7.1
Fee.  On the date of this Agreement the Borrower shall pay to the Agent for the account of the Lenders, a non-refundable waiver fee of $40,000, which shall be distributed by the Agent equally to each of the Lenders.

7.2	Expenses. The provisions of clause 20 (fees and expenses) of the Loan Agreement shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8	COMMUNICATIONS

8.1
General.  The provisions of clause 28 (notices) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	SUPPLEMENTAL

9.1	Counterparts. This Agreement may be executed in any number of counterparts.

9.2	Third Party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

10	LAW AND JURISDICTION

10.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.

10.2
Incorporation of the Loan Agreement provisions.  The provisions of clause 30 (law and jurisdiction) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

THIS AGREEMENT has been duly executed as a Deed on the date stated at the beginning of this Agreement.

SCHEDULE 1

LENDERS AND CONTRIBUTIONS

Lender	Lending Office	Contribution (US Dollars)
HSH Nordbank AG	Gerhard-Hauptmann-Platz 50 D-20095, Hamburg Germany	51,500,000

SCHEDULE 2

 PART B

FORM OF COMPLIANCE CERTIFICATE
(to be used during Waiver Period)

To:       HSH Nordbank AG
Gerhard-Hauptmann-Platz 50
D-20095, Hamburg
Germany
[●] 200[●]

Dear Sirs,

We refer to a loan agreement dated 31 July 2008 (as supplemented and amended by a supplemental agreement dated [●] 2009, the “Loan Agreement”) made between (amongst others) yourselves and ourselves in relation to a term loan facility of (originally) up to $51,500,000.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this compliance certificate.

We enclose with this certificate a copy of the [audited]/[unaudited] consolidated accounts for the Group for the [Financial Year] [3-month period] ended [●].  The accounts (i) have been prepared in accordance with all applicable laws and GAAP all consistently applied, (ii) give a true and fair view of the state of affairs of the Group at the date of the accounts and of its profit for the period to which the accounts relate and (iii) fully disclose or provide for all significant liabilities of the Group.

The Borrower represents that no Event of Default or Potential Event of Default has occurred as at the date of this certificate [except for the following matter or event [set out all material details of matter or event]].  In addition as of [●], the Borrower confirms compliance with the financial covenant set out in Clause 12.4(b) of the Loan Agreement for the 3 months ending as of the date to which the enclosed accounts are prepared.

We now certify that, as at [●] the balance standing to the credit of the Debt Service Reserve Account is $[●].

This certificate shall be governed by, and construed in accordance with, English law.

______________________________
[●]
Chief Financial Officer of
Paragon Shipping Inc.

EXECUTION PAGES

THE BORROWERS

SIGNED by	)
for and on behalf of	)
PARAGON SHIPPING INC.	)

THE LENDERS

LENDERS

SIGNED by	)
for and on behalf of	)
HSH NORDBANK AG	)

THE SWAP BANK

SIGNED by	)
for and on behalf of	)
HSH NORDBANK AG	)

AGENT

SIGNED by	)
for and on behalf of	)
HSH NORDBANK AG	)

SECURITY TRUSTEE

SIGNED by	)
for and on behalf of	)
HSH NORDBANK AG	)

Witness to all the	)
above signatures	)

Name:
Address:

COUNTERSIGNED  this day 3rd of April 2009 for and on behalf of each of the following Security Parties which, by its execution hereof, confirms and acknowledges that it has read and understood the terms and conditions of this supplemental letter, that it agrees in all respects to the same and that the Finance Documents to which it is a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Loan Agreement.

__________________________________	__________________________________

for and on behalf of	for and on behalf of
PALOMA MARINE S.A.	ALLSEAS MARINE S.A.

SK 25744 0001 984021